Condensed Consolidated Interim Financial Statements
(Unaudited)

Three Months Ended March 31, 2016 and 2015

Klondex Mines Ltd. Condensed Consolidated Interim Statements of Financial Position (Unaudited and expressed in thousands of United States dollars)

	Note	March 31, 2016	December 31, 2015
Assets
Current assets
Cash		$30,854	$59,097
Trade receivables		75	37
Inventories	4	18,509	19,577
Prepaid expenses and other	5	12,484	6,984
Total current assets		61,922	85,695
Mineral properties, plant and equipment	6	233,064	186,076
Restricted cash	12	12,078	12,078
Revolver issuance costs	11	812	—
Total assets		$307,876	$283,849
Liabilities
Current liabilities
Accounts payable and accrued liabilities		$17,909	$15,158
Income taxes payable		11	11
Derivative liability related to gold supply agreement, current	7	1,506	1,176
Finance lease obligations, current	8	444	439
Obligations under gold purchase agreement, current	9	6,854	6,504
Secured promissory note, current	10	3,579	—
Total current liabilities		30,303	23,288
Derivative liability related to gold supply agreement	7	1,511	1,599
Finance lease obligations	8	800	932
Obligations under gold purchase agreement	9	16,098	17,940
Secured promissory note	10	7,608	—
Decommissioning provision	12	27,730	24,200
Deferred tax liability		14,890	14,686
Total liabilities		98,940	82,645
Shareholders' Equity
Share capital		204,337	201,247
Contributed surplus		24,164	24,463
Retained deficit		(4,707)	(3,601)
Accumulated other comprehensive loss		(14,858)	(20,905)
Total shareholders' equity		208,936	201,204
Total liabilities and shareholders' equity		$307,876	$283,849

See Commitments and Contingencies (note 21) and Subsequent Events (note 22)

The accompanying notes are an integral part of these unaudited Condensed Consolidated Interim Financial Statements

Klondex Mines Ltd. Condensed Consolidated Interim Statements of (Loss) Income (Unaudited and expressed in thousands of United States dollars, except per share amounts)

		Three months ended March 31,
	Note	2016	2015
Revenues		$35,469	$38,091
Cost of sales
Production costs		21,347	21,653
Depreciation and depletion		5,768	7,730
Gross profit		8,354	8,708
General and administrative expenses		3,352	2,775
Income from operations		5,002	5,933
(Loss) gain on derivative, net	7	(1,171)	179
Finance charges, net	14	(1,301)	(2,136)
Foreign currency (loss) gain, net		(2,339)	7,664
Business acquisition costs	3	(683)	—
Other, net		119	—
(Loss) income before tax		(373)	11,640
Income tax expense	15	733	3,529
Net (loss) income		$(1,106)	$8,111

Net (loss) income per share
Basic	16	$(0.01)	$0.06
Diluted	16	$(0.01)	$0.06

Weighted average number of shares outstanding
Basic	16	140,248,413	127,909,015
Diluted	16	140,248,413	132,688,310

The accompanying notes are an integral part of these unaudited Condensed Consolidated Interim Financial Statements

Klondex Mines Ltd. Condensed Consolidated Interim Statements of Comprehensive Income (Unaudited and expressed in thousands of United States dollars)

	Three months ended March 31,
	2016	2015
Net (loss) income	$(1,106)	$8,111
Other comprehensive loss, net of tax
Items that may be subsequently reclassified to profit or loss:
Foreign currency translation adjustments	6,047	(7,386)
Comprehensive income	$4,941	$725

The accompanying notes are an integral part of these unaudited Condensed Consolidated Interim Financial Statements

Klondex Mines Ltd. Condensed Consolidated Interim Statements of Cash Flows (Unaudited and expressed in thousands of United States dollars)

		Three months ended March 31,
	Note	2016	2015
Operating activities
Net (loss) income		$(1,106)	$8,111
Items not involving cash
Depreciation and depletion		5,839	7,761
Change in fair value of derivative		242	(480)
Finance charges		1,301	2,158
Foreign exchange loss (gain)		2,339	(7,664)
Deferred tax expense		204	165
Share-based compensation		508	624
Deliveries under gold purchase agreement		(2,602)	(2,469)
		6,725	8,206
Changes in non-cash working capital
Trade receivables		(39)	—
Inventories		65	257
Prepaid expenses and other		(5,089)	(3,828)
Accounts payable and accrued liabilities		2,715	2,493
Income taxes payable		—	(2,640)
Net cash provided by operating activities		4,377	4,488
Investing activities
Cash paid for acquisition of Rice Lake		(20,000)	—
Expenditures on mineral properties, plant and equipment		(14,510)	(8,908)
Decrease in restricted cash, net		—	3,326
Interest received		11	22
Net cash used in investing activities		(34,499)	(5,560)
Financing activities
Issuance of share capital, net		2,285	1,093
Repayment of finance lease obligations		(127)	—
Payment of Revolver issuance costs		(812)	—
Repayment of principal on senior notes(1)		—	(806)
Interest paid		(111)	(545)
Net cash provided by (used in) financing activities		1,235	(258)
Effect of foreign exchange on cash balances		644	(902)
Net decrease in cash		(28,243)	(2,232)
Cash, beginning of period		59,097	45,488
Cash, end of period		$30,854	$43,256
(1) Repaid in full during the third quarter of 2015.
See supplemental cash flow information (note 19)

The accompanying notes are an integral part of these unaudited Condensed Consolidated Interim Financial Statements

Klondex Mines Ltd. Condensed Consolidated Interim Statements of Changes in Equity (Unaudited and expressed in thousands of United States dollars, except common shares issued and outstanding)

		Common shares(1)
	Note	Shares issued and outstanding, no par value	Share capital	Contributed surplus	Retained deficit	Accumulated other comprehensive income	Total shareholders' equity
Balance at December 31, 2015		139,440,413	$201,247	$24,463	$(3,601)	$(20,905)	$201,204
Shares canceled under the Share Compensation Plan	13	(62,499)	(1)	—	—	—	(1)
Options exercised under the Share Option Plan	13	1,708,283	2,908	(768)	—	—	2,140
Warrants exercised	13	122,466	183	(39)	—	—	144
Share-based compensation under the Share Option Plan		—	—	410	—	—	410
Share-based compensation under the Share Compensation Plan		—	—	98	—	—	98
Net loss		—	—	—	(1,106)	—	(1,106)
Foreign currency translation adjustments		—	—	—	—	6,047	6,047
Balance at March 31, 2016		141,208,663	$204,337	$24,164	$(4,707)	$(14,858)	$208,936

Balance at December 31, 2014		127,329,200	$174,361	$23,691	$(5,938)	$(26,129)	$165,985
Options exercised under the Share Option Plan		—	924	(303)	—	—	621
Warrants exercised		—	573	(101)	—	—	472
Share-based compensation under the Share Option Plan		—	108	516	—	—	624
Net income		—	—	—	8,111	—	8,111
Foreign currency translation adjustments		—	—	—	—	(7,386)	(7,386)
Balance at March 31, 2015		127,329,200	$175,966	$23,803	$2,173	$(33,515)	$168,427
(1) The Company has unlimited common shares authorized for issuance.

The accompanying notes are an integral part of these unaudited Condensed Consolidated Interim Financial Statements

Klondex Mines Ltd.
Notes to the Condensed Consolidated Interim Financial Statements
For the three months ended March 31, 2016 and 2015
(Unaudited and expressed in thousands of United States dollars, unless otherwise noted)

1. Nature of Operations
Klondex Mines Ltd. (the "Company") is a gold and silver mining company focused on exploration, development, and production in a safe, environmentally responsible, and cost-effective manner. Gold and silver sales represent 100% of the Company's revenues and the market prices of gold and silver significantly impact the Company's financial position, operating results, and cash flows. As of March 31, 2016, the Company had 100% interests in: (1) two producing mines located in the State of Nevada, USA: (a) Fire Creek and (b) the Midas mine and ore milling facility (collectively the "Midas Mine" or “Midas”), (2) one mine project located in Manitoba, Canada: the Rice Lake Mine and Mill complex ("Rice Lake"), and (3) early-stage exploration properties located in the State of Nevada, USA and Manitoba and Ontario, Canada. In the State of Nevada, the Company's milling and processing facilities located at Midas process ore from both Midas and Fire Creek.
The Company was incorporated on August 25, 1971 under the laws of British Columbia, Canada and its common shares are listed on the Toronto Stock Exchange under the symbol "KDX" and on the New York Stock Exchange MKT under the symbol "KLDX". The Company’s registered office is located at 1055 West Hastings Street, Suite 220, Vancouver, British Columbia, Canada V6C 2E9.
2. Summary of Significant Accounting Policies
Basis of presentation
The Company's condensed consolidated interim financial statements (the "Financial Statements") have been prepared in accordance with International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board ("IASB") as applicable to interim financial reports including IAS 34 - Interim Financial Reporting, and therefore do not include all of the information and note disclosures required by IFRS for annual financial statements. These Financial Statements should be read in conjunction with the annual consolidated financial statements for the year ended December 31, 2015, which were prepared in accordance with IFRS.
These Financial Statements are expressed and presented in thousands of United States dollars (unless otherwise stated) and references to "$" refers to United States dollars (unless otherwise noted).
These Financial Statements have been authorised by or on behalf of the Board of Directors of the Company for issuance on May 5, 2016.
Principles of consolidation
These Financial Statements include the accounts of the Company and its subsidiaries. Subsidiaries are entities over which the Company has control, which means the Company is exposed to, or has the right to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. The Company’s subsidiaries, all of which are wholly owned, are 0985472 B.C. Ltd, Klondex Canada Ltd., and its U.S. subsidiaries: Klondex Holdings (USA) Inc., Klondex Gold & Silver Mining Company, Klondex Midas Holdings Limited, and Klondex Midas Operations Inc. All intercompany transactions, balances, revenues and expenses are eliminated during consolidation.
Change in presentation currency
In the third quarter of 2015, the Company changed its financial statement presentation currency from Canadian dollars to United States dollars, which the Company believes should better facilitate financial comparisons to industry peers. The change in presentation currency had no impact on the Company's functional currency, which remained as Canadian dollars for the Company and United States dollars for subsidiaries located in the USA. All comparative financial information has been restated to reflect the Company’s results as if they had been historically reported in US dollars. Assets and liabilities have been translated using period end exchange rates, equity transactions have been translated using the exchange rate in effect on the date of the specific transaction or the average exchange rate during the respective period, and revenues, expenses, gains, losses, and cash flow amounts have been translated into the presentation currency using the average exchange rate during the respective period. Resulting exchange differences arising from the translation are included within other comprehensive income or loss as Foreign currency translation adjustments.

Significant accounting policies
Other than as disclosed below, the preparation of these Financial Statements follows the same accounting policies disclosed in Note 2. Summary of Significant Accounting Policies of its audited consolidated financial statements for the year ended December 31, 2015.
Capitalization of borrowing costs - During the first quarter of 2016, the Company commenced the capitalization of borrowing costs to qualifying assets, which are assets that require a period of time to prepare for their intended use, including projects that are in the development or construction stages. Capitalized borrowing costs are considered an element of the cost of the qualifying asset and are determined based on gross expenditures incurred on an asset. Capitalization ceases when the asset is substantially complete or if active development or construction activities are suspended or cease. When funds borrowed are directly attributable to a qualifying asset, the amount capitalized is based on the borrowing costs specific to those borrowings. When funds used to finance a qualifying asset are from general borrowings, the amount capitalized is calculated using a weighted average of rates applicable to the relevant borrowings during the period. See Note 14. Finance Charges for amounts capitalized.
Recently issued accounting pronouncements
The Company has not adopted or applied any recently issued accounting pronouncements during the preparation of these Financial Statements for the three months ended March 31, 2016. The Company continues to evaluate the impacts of the recently issued, but not yet effective, accounting pronouncements disclosed in Note 3. Recent Accounting Pronouncements of its audited consolidated financial statements for the year ended December 31, 2015.
Significant judgments and estimates
The preparation of these Financial Statements requires management to make judgments, assumptions, and estimates that affect the reported amounts of assets, liabilities, and contingencies as of the date of the Financial Statements and reported amounts of expenses and taxes during the reporting period. Actual results may differ from estimates as the estimation process is inherently uncertain. Estimates are reviewed on an ongoing basis based on historical experience and other factors that are considered to be relevant at the time such estimates are made. Revisions to estimates and the resulting impacts on the carrying amounts of the Company’s assets and liabilities are accounted for prospectively.
In preparing these Financial Statements for the three months ended March 31, 2016, the Company applied the critical judgments and estimates disclosed in Note 2. Summary of Significant Accounting Policies of its audited consolidated financial statements for the year ended December 31, 2015.
3. Business Combinations
Rice Lake Acquisition
On January 22, 2016, the Company acquired the Rice Lake mine and mill complex located near Bissett, Manitoba, Canada for $32.0 million (the "Acquisition"). Rice Lake is the Company's first property outside of the State of Nevada, USA. The Acquisition was carried out pursuant to the terms of an asset purchase agreement dated December 16, 2015 among Klondex Mines Ltd., its wholly-owned subsidiary, Klondex Canada Ltd. ("Klondex Canada") and the vendor, 7097914 Manitoba Ltd. (formerly Shoreline Gold Inc.). The aggregate purchase price of $32.0 million was satisfied by $20.0 million in cash paid at closing and $12.0 million in deferred payments in the form of a promissory note to the vendor with an annual interest rate of 4.0% (the "Promissory Note") (see Note 10. Secured Promissory Note).
The Company accounted for the Rice Lake Acquisition as a business combination and allocated the purchase consideration transferred to the fair value of identifiable assets and liabilities acquired, as shown below.

Purchase consideration:	Note	Amount
Cash		$20,000
Promissory note(1)	10	11,100
		$31,100
Assets and liabilities acquired:(2)
Plant and equipment	6	$16,870
Mineral properties	6	15,644
Exploration and evaluation asset	6	1,373
Other assets		302
Decommissioning provision	12	(3,089)
		$31,100
(1) The fair value of the $12.0 million Promissory Note (purchase consideration) was calculated at $11.1 million, resulting in a $0.9 million discount.
(2) Includes certain amounts which are preliminary in nature and subject to change based on completion of the full valuation process.
Business acquisition costs
During the three months ended March 31, 2016, the Company incurred $0.7 million of Business acquisition costs related to the Acquisition.
4. Inventories

	March 31, 2016	December 31, 2015
Supplies	$4,174	$3,289
Stockpiles	5,976	5,860
In-process	6,289	4,105
Doré finished goods	2,070	6,323
	$18,509	$19,577
As of March 31, 2016 and December 31, 2015, the Company's stockpiles, in-process, and doré finished goods inventories included $3.4 million and $4.3 million, respectively, of capitalized non-cash depreciation and amortization costs.
5. Prepaid Expenses and Other

	March 31, 2016	December 31, 2015
Prepaid U.S. federal and State of Nevada taxes	$6,389	$5,014
Metal trading deposit	1,288	—
Prepaid insurance	1,143	389
Utilities, rent, and service deposits	635	—
Claim maintenance and land holding costs	324	589
Other	2,705	992
	$12,484	$6,984

6. Mineral Properties, Plant and Equipment

	Note	Mineral properties	Plant and equipment	Exploration and evaluation	Total
Cost
Balance at December 31, 2015		$173,036	$66,056	$5,524	$244,616
Additions		7,807	5,091	1,612	14,510
Rice Lake acquisition	3	15,644	16,870	1,373	33,887
Effect of foreign currency revaluation		1,604	1,689	135	3,428
Balance at March 31, 2016		198,091	89,706	8,644	296,441

Accumulated depreciation and depletion
Balance at December 31, 2015		42,230	16,310	—	58,540
Additions		2,533	2,302	—	4,835
Effect of foreign currency revaluation		—	2	—	2
Balance at March 31, 2016		44,763	18,614	—	63,377
		$153,328	$71,092	$8,644	$233,064
Pursuant to the Acquisition, the Company recorded increases to: (1) mineral properties for the Rice Lake property itself, (2) plant and equipment for the milling and processing circuit, refining facilities, buildings and shops, utilities and electrical infrastructure, mobile mine equipment, light-duty vehicles, and other long-lived assets, and (3) exploration and evaluation for certain early-stage mineral properties.
7. Derivative Liability Related to Gold Supply Agreement
The Company's March 2011 gold supply agreement (as amended in October 2011, the "Gold Supply Agreement") grants the counterparty the right to purchase, on a monthly basis, the refined gold produced from the Fire Creek mine for a five-year period which began in February 2013. When/if the counterparty elects to purchase the refined gold, the purchase price is calculated as the average PM settlement price per gold ounce on the London Bullion Market Association for the 30 trading days immediately preceding the relevant pricing date. A 1.0% discount was applicable through February 29, 2016 and no longer exists. The following table provides a summary of the Gold Supply Agreement activity:

Three months ended March 31, 2016
Balance at beginning of period	$2,775
Change in fair value of Gold Supply Agreement	242
Balance at end of period	3,017
Less: current portion	(1,506)
Non-current portion	$1,511
The following table provides a summary of amounts recorded to (Loss) gain on derivative, net and the number of gold ounces purchased by the counterparty under the Gold Supply Agreement (in thousands except gold ounces sold to counterparty):

	Three months ended March 31,
	2016	2015
Change in fair value of Gold Supply Agreement	$(242)	$480
Loss on gold ounces purchased by counterparty	(929)	(301)
	$(1,171)	$179
Gold ounces purchased by counterparty	19,583	7,573

8. Finance Lease Obligations
The Company's finance lease obligations are for the purchase of mobile mine equipment, bear interest at 3.95% per annum, and carry 36-month terms. The Company's finance lease obligations contain customary representations, covenants, and events of default for agreements of these types and are secured by the underlying equipment financed.
During the three months ended March 31, 2016, the Company made $0.1 million of principal payments on its finance lease obligations. The following table provides a summary of the future payments due under the Company's finance lease obligations:

Fiscal year	March 31, 2016
2017	$346
2018	485
2019	485
Total	1,316
Less: finance charges	(72)
Minimum principal payments	1,244
Less: current portion	(444)
Non-current portion	$800
9. Obligations Under Gold Purchase Agreement
The Company's February 2014 gold purchase agreement with a subsidiary of Franco-Nevada Corporation (the "Gold Purchase Agreement") requires physical gold deliveries to be made at the end of each month, each of which reduces the Obligations under gold purchase agreement balance and accrued interest. The repayment amortization schedule was established on the transaction date and incorporates then current forward gold prices (ranging from $1,290 to $1,388) and an effective interest rate of approximately 18.3%. Gold deliveries will cease on December 31, 2018 following the delivery of 38,250 gold ounces. The Gold Purchase Agreement is secured by all of the assets of the Company on a pari passu basis with the secured revolving facility agreement (see Note 11. Secured Revolving Facility) but is subordinated to the Promissory Note with respect to the Acquisition assets (see Note 10. Secured Promissory Note). The Gold Purchase Agreement contains customary representations, covenants, and events of default for agreements of these types, which the Company was in compliance with as of period-end.
During the three months ended March 31, 2016, the Company delivered 2,000 gold ounces under the Gold Purchase Agreement. The following table provides a summary of the Gold Purchase Agreement activity:

Three months ended March 31, 2016
Balance at beginning of period	$24,444
Interest expense and accretion of issuance costs	1,110
Repayment of interest charges	(1,092)
Repayment of principal (gold ounce deliveries)	(1,510)
Balance at end of period	22,952
Less: current portion	(6,854)
Non-current portion	$16,098
The Company is required to deliver 2,000 gold ounces per quarter during fiscal years 2016, 2017, and 2018. The following table provides a summary by year of the remaining future scheduled gold ounce deliveries required under the Gold Purchase Agreement (in thousands except gold ounce deliveries):

	2016	2017	2018	Total
Reduction of obligations under gold purchase agreement	$4,994	$8,023	$9,935	$22,952
Gold ounce deliveries	6,000	8,000	8,000	22,000

10. Secured Promissory Note
In conjunction with its January 22, 2016 acquisition of Rice Lake (see Note 3. Business Combinations), Klondex Canada entered into a $12.0 million promissory note to the vendor with an annual interest rate of 4.0% (previously defined as the "Promissory Note"). The Promissory Note requires principal repayments of $4.0 million in each of the next three years on the anniversary of the closing date. Interest payments are due monthly. Klondex Canada may, at its option, repay the entire principal amount of the Promissory Note then outstanding at any time without penalty. The Promissory Note is secured against the Acquisition assets and contains customary representations, covenants, and events of default, which the Company was in compliance with as of period-end.
The following table provides a summary of the Promissory Note activity:

Three months ended March 31, 2016
Balance at beginning of period	$—
Principal amount of issuance	12,000
Initial discount(1)	(900)
Interest expense and accretion of discount	182
Repayment of interest charges	(95)
Balance at end of period	11,187
Less: current portion	(3,579)
Non-current portion	$7,608
(1) The fair value of the $12.0 million Promissory Note (purchase consideration) was calculated at $11.1 million, resulting in a $0.9 million discount.
The following table provides a summary by year of the remaining future scheduled cash payments under the Promissory Note:

	2016	2017	2018	2019	Total
Principal repayments	$—	$4,000	$4,000	$4,000	$12,000
Interest payments	367	338	176	9	890
	$367	$4,338	$4,176	$4,009	$12,890
11. Secured Revolving Facility
On March 23, 2016, the Company, as borrower, entered into a $25.0 million secured revolving facility agreement (the "Revolver") with Investec Bank PLC, as lender and security agent. Borrowings under the Revolver bear interest per annum at LIBOR plus Margin plus Risk Premium, as such terms are defined in the Revolver. Margin is determined by the Company's Gearing Ratio (a measure of debt to EBITDA) and ranges from 2.75%-4.00% per annum and the Risk Premium is 0.35% per annum, until the Obligations under gold purchase agreement balance is less than $10.0 million, at which time the Risk Premium is no longer applicable. Revolver borrowings may be utilized by the Company for working capital requirements, general corporate purposes, and capital investments and expenditures. The Revolver's maturity date is March 23, 2018, unless otherwise extended in accordance with the terms of the Revolver. The Revolver is secured by all of the Company's assets on a pari passu basis with the Gold Purchase Agreement (see Note 9. Obligations Under Gold Purchase Agreement) but is subordinated to the Promissory Note with respect to the Acquisition assets (see Note 10. Secured Promissory Note).
The Company incurred Revolver issuance costs of $0.8 million which, as of March 31, 2016, were classified as a non-current asset as no corresponding borrowing liability existed to net such capitalized costs against. Revolver issuance costs are amortized on a straight-line basis over the term of the Revolver.
The Revolver contains representations and warranties, restrictions, events of default, and covenants that are customary for agreements of this type, including financial covenants which require the Company to maintain a Tangible Net Worth not less than $100.0 million, a Gearing Ratio not greater than 4.00:1, a Cash Balance not less than $10.0 million, and a Current Ratio not less than 1.10:1 (as such terms are defined in the Revolver), all of which the Company was in compliance with as of period-end.

12. Decommissioning Provision
The Company’s decommissioning provision is related to its mining operations and exploration activities at Fire Creek, Midas, and Rice Lake. The following table provides a summary of changes in the decommissioning provision:

	Note	Three months ended March 31, 2016
Balance at beginning of period		$24,200
Accretion expense included in Finance charges		137
Additions resulting from Rice Lake acquisition	3	3,089
Effect of foreign currency revaluation		304
Balance at end of period		$27,730
As at March 31, 2016, the Company's decommissioning provision was secured by surety bonds totaling $30.0 million, which were partially collateralized by Restricted cash totaling $12.1 million.
13. Share Capital and Share-Based Compensation
General
The authorized share capital of the Company is comprised of an unlimited number of common shares with no par value. Common shares are typically issued in conjunction with corporate financing efforts, the exercise of warrants, and pursuant to share-based compensation arrangements.
The Company's Share Incentive Plan ("SIP") permits the granting of share options (under the Share Option Plan included in the SIP) and common share awards (under the Share Compensation Plan included in the SIP) to compensate eligible participants, which can include directors, officers, employees, and service providers to the Company. The SIP is administered by the Board of Directors of the Company and subject to conditions and restrictions over award terms, grant limits, and grant prices.
Share Options and Warrants
The following table summarizes activity of the Company's share options and warrants:

	Three months ended March 31, 2016
	Share Options			Warrants
	Number		Weighted average exercise price - CDN$	Number	Weighted average exercise price - CDN$
Outstanding at beginning of year	10,193,318		$2.10	8,364,366	$2.07
Granted	330,000	(1)	2.79	—	—
Exercised	(1,708,283)	(2)	1.72	(122,466)	1.63
Forfeited	(455,695)		2.33	—	—
Outstanding at end of period	8,359,340		$2.19	8,241,900	$2.08
Exercisable at end of period	5,193,339		$1.97	8,241,900	$2.08
(1) Weighted average inputs for the Black-Scholes model used in determining the fair value of the options granted include a risk-free interest rate of 0.55%, forfeiture rate of 12.7%, volatility of 46.9%, dividend yield of 0.0%, and an expected option life of 5.0 years.

(2) The weighted average share price on the date share options were exercised was CDN$3.56.

The following table provides a summary of the Company's outstanding share options and warrants:

	March 31, 2016
	Share Options			Warrants
Exercise price per share - CDN$	Number outstanding	Weighted average remaining life (years)	Weighted average exercise price - CDN$	Number outstanding	Weighted average remaining life (years)	Weighted average exercise price - CDN$
$1.00 - $1.49	466,000	2.39	$1.35	—	—	$—
$1.50 - $1.99	2,862,503	1.59	1.70	3,069,000	1.36	1.95
$2.00 - $2.49	2,105,337	3.20	2.05	5,172,900	12.45	2.15
$2.50 - $3.00	2,505,500	4.35	2.88	—	—	—
$2.50 - $3.00	420,000	4.50	3.13	—	—	—
	8,359,340	3.01	$2.19	8,241,900	8.32	$2.08
Common Share Awards
The following table summarizes activity of the Company's common shares granted under the Share Compensation Plan:

Three months ended March 31, 2016
Outstanding and unvested at beginning of year	879,643
Vested	(84,341)
Canceled(1)	(143,632)
Outstanding and unvested at end of period	651,670
(1) Certain awards canceled reduced the number of common shares issued and outstanding by 62,499 shares as such awards were granted with voting rights and included within the total number of shares issued and outstanding at the time of grant.

14. Finance Charges
The following table provides a summary of the Company's finance charges:

		Three months ended March 31,
	Note	2016	2015
Effective interest on Gold Purchase Agreement	9	$1,110	$1,303
Promissory Note	10	182	—
Accretion of decommissioning provisions	12	137	96
Finance lease obligations	8	17	—
Other interest expense (income), net		37	(33)
Borrowing costs capitalized to qualifying assets(1)		(182)	—
February 2014 senior notes(2)		—	770
		$1,301	$2,136
(1) Capitalized interest was allocated to qualifying assets at Rice Lake.
(2) Repaid in full during the third quarter of 2015.
15. Income Taxes
The following table provides the composition of the Company's income tax expense between current tax and deferred tax:

	Three months ended March 31,
	2016	2015
Current income tax expense	$529	$3,004
Deferred income tax expense	204	525
	$733	$3,529

16. Net (Loss) Income Per Share
The following table provides computations of the Company's basic and diluted net (loss) income per share (in thousands, except per share amounts):

	Three months ended March 31,
	2016	2015
Net (loss) income	$(1,106)	$8,111
Weighted average common shares:
Basic	140,248,413	127,909,015
Effect of:
Share options	—	3,166,014
Warrants	—	1,613,281
Diluted	140,248,413	132,688,310
Net (loss) income per share
Basic	$(0.01)	$0.06
Diluted	$(0.01)	$0.06
During the three months ended March 31, 2016, the Company’s basic and diluted weighted average common shares were the same because the effects of potential common shares was anti-dilutive due to the Company’s net loss. The impact of dilutive share options and warrants was determined using the Company’s average share price, which for the three months ended March 31, 2015 was CDN$2.50.
17. Segment Information
The Company's reportable segments are comprised of operating units which have revenues, earnings or losses, or assets exceeding 10% of the respective consolidated totals. Results of the Company’s operating segments are reviewed by the Company’s Chief Executive Officer to make decisions about resources to be allocated to the segments and to assess their performance. The table below summarizes segment information:

	Three months ended March 31, 2016					Three months ended March 31, 2015
	Fire Creek	Midas	Rice Lake	Corporate and other	Total	Fire Creek	Midas	Corporate and other	Total
Revenues	$21,385	$14,084	$—	$—	$35,469	$22,062	$16,029	$—	$38,091
Production costs	8,657	12,690	—	—	21,347	8,959	12,694	—	21,653
Depreciation and depletion	3,608	2,160	—	—	5,768	5,668	2,062	—	7,730
Gross profit (loss)	9,120	(766)	—	—	8,354	7,435	1,273	—	8,708
General and administrative	168	161	—	3,023	3,352	150	150	2,475	2,775
Income (loss) from operations	$8,952	$(927)	$—	$(3,023)	$5,002	$7,285	$1,123	$(2,475)	$5,933
Capital expenditures	$6,959	$5,099	$2,141	$311	$14,510	$3,353	$5,307	$292	$8,952
Total assets	$107,632	$140,371	$41,204	$18,669	$307,876	$90,401	$139,269	$24,639	$254,309
18. Related Party Transactions
There were no related party transactions other than as disclosed below. The following table provides a summary of compensation for the Company's executives, which includes the CEO, CFO, COO, and Vice Presidents, and directors:

	Three months ended March 31,
	2016	2015
Cash salaries, bonuses, and service fees	$961	$500
Severance payments	401	—
Share-based payments	206	400
	$1,568	$900
As of March 31, 2016 and December 31, 2015, no amounts were due to the Company from related parties.
19. Supplemental Cash Flow Information
The following table provides a summary of significant supplemental cash flow information:

	Three months ended March 31,
	2016	2015
Cash paid for federal and state income taxes	$2,369	$5,895
Mineral properties, plant and equipment acquired through Promissory Note	12,000	—
20. Fair Value Measurements
Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Financial assets and liabilities recorded at fair value in the consolidated statements of financial position are classified using a fair value hierarchy that reflects the significance of the inputs used in making the fair value measurements. The fair value hierarchy has the following levels:
Level 1 – Quoted prices in active markets for identical assets or liabilities;
Level 2 – Inputs other than quoted prices that are observable for assets or liabilities, either directly or indirectly; and
Level 3 – Inputs for assets and liabilities that are not based on observable market data.
There were no transfers between fair value hierarchy levels during the three months ended March 31, 2016.
The following table provides a listing (by level) of the Company's financial assets and liabilities which are measured at fair value on a recurring basis:

		March 31, 2016			December 31, 2015
Liabilities:	Note	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3
Derivative liability related to gold supply agreement	7	$—	$3,017	$—	$—	$2,775	$—
The Company's derivative liability is valued by a third-party consultant (and reviewed by the Company) using a simulation-based pricing model and is classified within level 2 of the fair value hierarchy as it incorporates quoted prices from active markets and certain observable inputs, such as, forward metal prices and the volatility of such metal prices.
Other than the Company's derivative liability, the carrying values of financial assets and liabilities approximate their fair values. The Company's Obligations under gold purchase agreement (Note 9), Finance lease obligations (Note 8) and Promissory Note (Note 10) are carried at amortized cost. As of March 31, 2016, the fair value of Obligations under gold purchase agreement was approximately $27.1 million and was computed using estimates of forward gold prices and scheduled gold ounce deliveries.
21. Commitments and Contingencies
During the three months ended March 31, 2016, no material changes have occurred with respect to the matters disclosed in Note 24. Contingencies to the Company’s audited consolidated financial statements for the year ended December 31, 2015.

22. Subsequent Events
Forward Sales Contracts
In April 2016, in order to increase the certainty of its expected future cash flows, the Company entered into fixed forward spot trades for a portion of its remaining 2016 gold and silver sales. As of the preparation date of the Financial Statements, the Company had fixed forward contracts covering 67,600 ounces of gold at an average price of $1,258 per ounce and 798,500 ounces of silver at an average price of $16.71 per ounce, both of which will be physically delivered during the second, third, and fourth quarters of 2016.